SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2009

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number		Page
1.1	Resumption of Trading, dated May 13, 2009	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: May 14, 2009	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESUMPTION OF TRADING

Reference is made to the announcement issued by China Mobile Limited (the “Company”) on 12 May 2009 (the “Announcement”) and the announcement issued by the Company on 13 May 2009 regarding suspension of trading of the shares of the Company.

The Company issued the Announcement and notified The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by fax on 12 May 2009 that the book closure period of the Company will be changed. As a result, the ex-date has been postponed from 13 May 2009 to 25 May 2009. As the notification was made very close in time to the originally scheduled ex-date, the Company was informed that there is not sufficient time for the Hong Kong Stock Exchange to adjust the relevant data in the trading system to reflect the new ex-date, and in order to ensure an orderly market, the Company has requested for the suspension of trading of the shares of the Company on the Hong Kong Stock Exchange with effect from 9:30 a.m. on Wednesday, 13 May 2009 pending the issue of this announcement.

Application has been made to the Hong Kong Stock Exchange for resumption of trading in the shares of the Company on the Hong Kong Stock Exchange with effect from 9:30 a.m. on Thursday, 14 May 2009.

By Order of the Board China Mobile Limited Wang Jianzhou Chairman and Chief Executive Officer

Hong Kong, 13 May 2009

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Nicholas Jonathan Read as a non-executive director.

A-1